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                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2001


              ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                DELHAIZE BROTHERS
                        AND CO. "THE LION" ESTABLISHMENT
                        --------------------------------
                 (Translation of Registrant's name into English)


                                 RUE OSSEGHEM 53
                            B-1080 BRUSSELS, BELGIUM
                            ------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]


Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________


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                                  Exhibit Index

         Exhibit No.                   Description
         -----------                   -----------

         99.1                          Press Release, dated July 2, 2001







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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ETABLISSEMENTS DELHAIZE FRERES ET
                                  CIE "LE LION" S.A.


Date:  July 2, 2001               By:  /s/ Pierre-Olivier Beckers
                                       -----------------------------------------
                                           Pierre-Olivier Beckers
                                           President and Chief Executive Officer




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